FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                      Report of Foreign Private Registrants

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                          For the month of April, 2004

                           GRANITE MORTGAGES 04-1 PLC
                 (Translation of registrant's name into English)
                          Fifth Floor, 100 Wood Street,
                            London EC2V 7EX, England
                    (Address of principal executive offices)


                        GRANITE FINANCE TRUSTEES LIMITED
                 (Translation of registrant's name into English)
                         22 Grenville Street, St Helier,
                         Jersey JE4 8PX, Channel Islands
                    (Address of principal executive offices)


                         GRANITE FINANCE FUNDING LIMITED
                 (Translation of registrant's name into English)
                                  69 Park Lane,
                            Croydon CR9 1TQ, England
                    (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F.....X....Form 40-F..........

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes............No.......X......

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                        GRANITE MORTGAGES 04-1 PLC


                                        By:      /s/ Clive Rakestrow
                                              -----------------------
                                        Name:  L.D.C. Securitisation Director
                                        No. 1 Limited by its authorized person
                                        Clive Rakestrow for and on its behalf
                                        Title:  Director
Date: 10 June 2004

                                        GRANITE FINANCE FUNDING
                                        LIMITED


                                        By:     /s/ Jonathan David Rigby
                                              --------------------------
                                        Name:  Jonathan David Rigby
                                        Title:  Director
Date: 10 June 2004

                                        GRANITE FINANCE TRUSTEES
                                        LIMITED


                                        By:    /s/ Daniel Le Blancq
                                             ----------------------
                                        Name:  Daniel Le Blancq
                                        Title:  Director
Date: 10 June 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc
Granite Mortgages 02-2 Plc,
Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc,
Granite Mortgages 03-3 Plc
Granite Finance Trustees Limited, and Granite Finance Funding Limited Period 1 April 2004 - 30 April 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                 247,165

Current Balance                           (GBP)19,806,197,097

Last Months Closing Trust Assets          (GBP)15,894,757,541

Funding share                             (GBP)15,347,449,828

Funding Share Percentage                          77.49%

Seller Share*                             (GBP)4,458,747,269

Seller Share Percentage                           22.51%

Minimum Seller Share (Amount)*            (GBP)846,455,104

Minimum Seller Share (% of Total)                 4.27%

Excess Spread last quarter annualised (% of Total)0.32%
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

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                  Number     Principal (GBP)     Arrears (GBP)  By Principal (%)

< 1 Month        243,639      19,544,784,037         0                  98.68%

> = 1 <3 Months   2,938         221,335,206      1,870,200              1.12%

> = 3 <6 Months    438          30,008,840        726,167               0.15%

> = 6 <9 Months    122           8,091,681        347,354               0.04%

> = 9 <12 Months    24           1,646,143        100,223               0.01%

> = 12 Months       4             331,190          36,243               0.00%

Total            247,165      19,806,197,097     3,080,187             100.00%
-------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                        Number       Principal (GBP)            Arrears (GBP)

Total (since inception)  155          8,356,636                    398,376
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                                70

Number Brought Forward                                                  53

Repossessed (Current Month)                                             17

Sold (since inception)                                                  85

Sold (current month)                                                    18

Sale Price/Last Loan Valuation                                         1.11

Average Time from Possession to Sale (days)                            124

Average Arrears at Sale                                           (GBP)2,359

Average Principal Loss (Since inception)*                          (GBP)193

Average Principal Loss (current month)**                             (GBP)0

MIG Claims Submitted                                                      7

MIG Claims Outstanding                                                    0

Average Time from Claim to Payment                                       59
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                            Number             Principal (GBP)

Substituted this period                     49,342          (GBP)4,766,405,967

Substituted to date (since 26 March 2001)  394,265         (GBP)31,424,780,972
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                            Monthly               Annualised

Current Month CPR Rate                        5.13%                 46.85%

Previous Month CPR Rate                       6.30%                 54.19%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                        22.78

Weighted Average Remaining Term (by value) Years                    20.25

Average Loan Size                                               (GBP)80,134

Weighted Average LTV (by value)                                     75.71%

Weighted Average Indexed LTV (by value)                             65.15%

Non Verified (by value)                                             28.87%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------

Fixed Rate (by balance)                                             49.50%

Together (by balance)                                               26.14%

Capped (by balance)                                                  1.39%

Variable (by balance)                                               20.25%

Tracker (by balance)                                                 2.73%

Total                                                               100.0%
-------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------
                  Number        % of Total      Value (GBP)         % of Total

East Anglia       5,142           2.08%         415,930,139            2.10%

East Midlands     17,913          7.25%        1,287,402,811           6.50%

Greater London    29,083         11.77%        3,872,111,532          19.55%

North             30,845         12.48%        1,634,011,261           8.25%

North West        34,133         13.81%        2,182,642,920          11.02%

Scotland          24,765         10.02%        1,529,038,416           7.72%

South East        35,857         14.51%        3,949,355,701          19.94%

South West        15,753          6.37%        1,400,298,135           7.07%

Wales             10,555          4.27%         657,565,744            3.32%

West Midlands     16,291          6.59%        1,220,061,741           6.16%

Yorkshire         26,828         10.85%        1,657,778,697           8.37%

Total            247,165          100%        19,806,197,097           100%
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LTV Levels Breakdown

-------------------------------------------------------------------------------
                                 Number         Value (GBP)         % of Total

0% <25%                          7,826          305,015,435            1.54%

> = 25% <50%                    27,805         1,944,968,555           9.82%

> = 50% <60%                    17,955         1,525,077,176           7.70%

> = 60% <65%                    10,558          950,697,461            4.80%

> = 65% <70%                    12,295         1,144,798,192           5.78%

> = 70% <75%                    17,917         1,608,263,204           8.12%

> = 75% <80%                    18,585         1,958,832,893           9.89%

> = 80% <85%                    24,605         2,408,433,567          12.16%

> = 85% <90%                    37,520         2,852,092,382          14.40%

> = 90% <95%                    53,905         3,917,665,786          19.78%

> = 95% <100%                   18,009         1,180,449,347           5.96%

> = 100%                           185          9,903,099              0.05%

Total                          247,165        19,806,197,097          100.0%
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Repayment Method

-------------------------------------------------------------------------------
                                 Number         Value (GBP)          % of Total

Endowment                        31,456         2,289,596,384          11.56%

Interest Only                    27,206         3,630,475,928          18.33%

Pension Policy                     701           69,321,690             0.35%

Personal Equity Plan              1,396          101,011,605            0.51%

Repayment                        186,406       13,715,791,490          69.25%

Total                            247,165       19,806,197,097         100.00%
-------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------
                                 Number         Value (GBP)          % of Total

Full Time                        218,536       16,569,864,491         83.66%

Part Time                         3,074         176,275,154            0.89%

Retired                            512          17,825,577              0.09%

Self Employed                    22,719         2,935,278,410         14.82%

Other                             2,324         106,953,464            0.54%

Total                            247,165       19,806,197,097        100.00%
-------------------------------------------------------------------------------


--------------------------------------------------------------------
NR Current Existing Borrowers' SVR                5.99%

Effective Date of Change                      1 February 2004
--------------------------------------------------------------------

Notes    Granite Mortgages 04-1 plc

-------------------------------------------------------------------------------
                 Outstanding        Rating           Reference Rate      Margin
                               Moodys/S&P/Fitch

Series 1

A1               $888,000,000     P-1/A-1+/F1+          1.05%            -0.04%

A2             $1,185,000,000     Aaa/AAA/AAA           1.18%             0.07%

B                $52,000,000       Aa3/AA/AA            1.32%             0.21%

M                $72,000,000         A2/A/A             1.52%             0.41%

C               $108,000,000     Baa2/BBB/BBB           2.01%             0.90%

Series 2

A1             $1,185,000,000     Aaa/AAA/AAA           1.27%             0.16%

A2          (euro)900,000,000     Aaa/AAA/AAA           2.20%             0.16%

B            (euro)91,000,000      Aa3/AA/AA            2.38%             0.34%

M            (euro)45,000,000        A2/A/A             2.61%             0.57%

C            (euro)60,000,000    Baa2/BBB/BBB           3.11%             1.07%

Series 3

A            (GBP)600,000,000     Aaa/AAA/AAA           4.47%             0.16%

B             (GBP)23,000,000      Aa3/AA/AA            4.65%             0.34%

M             (GBP)10,000,000        A2/A/A             4.88%             0.57%

C             (GBP)20,000,000     Baa2/BBB/BBB          5.38%             1.07%
-------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------
                                                         % of Notes Outstanding

Class B and M Notes (GBP)Equivalent)        (GBP)194,305,490           5.87%

Class C Notes ((GBP)Equivalent)             (GBP)120,180,421           3.63%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                             % of Funding Share

Class B and M Notes ((GBP)Equivalent)       (GBP)194,305,490           1.27%

Class C Notes ((GBP)Equivalent)             (GBP)120,180,421           0.78%

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-------------------------------------------------------------------------------
Granite Mortgages 04-1 Reserve Fund          (GBP)60,000,000           0.39%
Requirement

Balance Brought Forward                      (GBP)40,000,000           0.26%

Drawings this Period                             (GBP)0                0.00%

Excess Spread this Period                     (GBP)2,225,927           0.01%

Funding Reserve Fund Top-up this Period*         (GBP)0                0.00%

Current Balance                              (GBP)42,225,927           0.28%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Funding Reserve Balance                      (GBP)30,757,191           0.20%

Funding Reserve %                                  0.6%                  NA
-------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom